EXHIBIT 13.2
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               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Asia Satellite Telecommunications Holdings Limited (the "Company") Annual Report on Form 20-F for the fiscal year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sue Yeung, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


June 15, 2007


                                                /s/ Sue Yeung
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                                                Sue Yeung
                                                Chief Financial Officer